UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-

MOXIAN (BVI) INC

Unit 911, Tower 2, Silvercord, 30 Canton Road

Tsimshatsui

Hong Kong SAR, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment of New Chief Executive Officer

The Board of Directors of Moxian (BVI) Inc (the “Company”) has appointed Mr. Conglin (Forrest) Deng as its Chief Executive Officer (“CEO”), effective September 20, 2021. Mr. Forrest Deng, who is also a director of the Company, will be responsible for identifying and managing new business opportunities for the Company as it seeks to forge a path of sustained profitability.

Aged 38, Mr. Deng has served as the General Manager of Beijing Jiuteng Investment Limited since 2016, where he was responsible for managing its blockchain and bitcoin mining related investments. Prior to this engagement, he was a co-founder of a company involved in the operation of online games and games publishing.

Mr. Forrest Deng studied at the Beijing Foreign Studies University and graduated in 2017 with a major in English.

Mr. Deng does not have any interest in the shares of the Company and has signed a renewable three-year agreement with the Company, with a base salary of $120,000 per annum. The Board will grant Mr. Deng 600,000 Restricted Stock Units (“RSUs”) of the Company to acquire an equal number of common shares of the Company, subject to shareholders’ approval. The RSUs will vest evenly over the period of his employment with the Company.

Exhibit Index

Exhibit	Description

99.1	Press release dated September 20, 2021
99.2	Employment Agreement dated September 20, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MOXIAN (BVI) INC

Date: September 20, 2021	By:	/s/ Hao Qinghu
	Name:	Hao Qinghu
	Title :	Chairman